CORRESP for the SEC letter on Febuary 02, 2018 of Form 10-K and Form 10-Q

LANDBAY INC
CIK: 0001672572
3906 Main Street, 207
Flushing, NY11354

Febuary 6, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention:
     James Giugliano
     Rufus Decker

Re: Landbay Inc
    Form 10-K for Fiscal Year Ended March 31, 2017
    Filed June 27, 2017
    Form 10-Q for Fiscal Quarter Ended September 30, 2017
    Filed November 6, 2017
    File No. 333-210916

Response to the SEC letter on Febuary 2, 2018:

We are preparing to response the SEC letter.

Because we need the auditor and the XBRL service company to assist us for amending the financial statement of Landbay Inc, so we need more about 4 weeks to file the amended Form 10-K, Form 10-Q and the Corresp SEC letter.

Wanjun Xie
Wanjun Xie

President
Landbay Inc
Date: Febuary 06, 2018